# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneWater Marine Inc., CIK 0001772921
CUSIP: 68280L101
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 6275 LANIER ISLANDS PARKWAY, BUFORD, Georgia (GA), 30518
Date of event which requires filing of this statement: 01/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001825628

## Reporting persons
- Bos Teresa D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,969,146; sole dispositive power 0; shared dispositive power 1,969,146; aggregate amount beneficially owned 1,969,146 (11.7% of the class)
  Comment: (1) Based on 16,795,642 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), of OneWater Marine Inc., a Delaware corporation (the "Issuer"), comprised of 14,826,496 shares of Class A common stock issued and outstanding as of November 26, 2024, plus an additional 1,145,044 newly issued shares of Class A common stock issued to the reporting persons on January 6, 2025, upon redemption of an equivalent number shares of Class B common stock, par value $0.01 per share of the Issuer, coupled with common units of One Water Marine Holdings, LLC, pursuant to and subject to certain restrictions under the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC.
  (2) Includes 1,088,733 shares of Class A common stock held directly by Mrs. Bos and Peter H. Bos, Jr., Mrs. Bos's spouse, as tenants in the entirety, and 880,413 shares of Class A common stock held directly by Legendary Investments, LLC, a wholly-owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos.
- Bos Peter H. Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,969,146; sole dispositive power 0; shared dispositive power 1,969,146; aggregate amount beneficially owned 1,969,146 (11.7% of the class)
  Comment: (1) Based on 16,795,642 shares of Class A common stock calculated as described above.
  (2) Includes 1,088,733 shares of Class A common stock held directly by Mr. Bos and Teresa D. Bos, Mr. Bos's spouse, as tenants in the entirety, and 880,413 shares of Class A common stock held directly by Legendary Investments, LLC, a wholly-owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos.
- Legendary Investments, LLC/FL: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 880,413; sole dispositive power 0; shared dispositive power 880,413; aggregate amount beneficially owned 880,413 (5.2% of the class)
  Comment: (1) Based on 16,795,642 shares of Class A common stock calculated as described above.
  (2) Includes 880,413 shares of Class A common stock held directly by Legendary Investments, LLC.
- Legendary, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 880,413; sole dispositive power 0; shared dispositive power 880,413; aggregate amount beneficially owned 880,413 (5.2% of the class)
  Comment: (1) Based on 16,795,642 shares of Class A common stock calculated as described above.
  (2) Includes 880,413 shares of Class A common stock held directly by Legendary Investments, LLC, a wholly owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos.

## Item 1. Issuer
Name of issuer: OneWater Marine Inc.
Address of issuer's principal executive offices: 6275 LANIER ISLANDS PARKWAY, BUFORD, GEORGIA, 30518.

## Item 2. Person Filing
Name of person filing:
Teresa D. Bos
Peter H. Bos, Jr.
Legendary Investments, LLC
Legendary, LLC

Explanatory Note: This Report represents Amendment No. 5 to the Schedule 13G initially filed September 23, 2020, by Teresa D. Bos Trust, Teresa D. Bos, Peter H. Bos, Jr. and the other reporting persons named therein, as amended from time to time. Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.
Address of principal business office or, if none, residence:
4471 Legendary Drive
Destin, Florida 32541
Citizenship:
Teresa D. Bos: United States
Peter H. Bos, Jr.: United States
Legendary Investments, LLC: Florida
Legendary, LLC: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Mr. and Mrs. Bos directly hold 1,088,733 shares of Class A common stock as tenants in the entirety. 880,413 shares of Class A common stock are held directly by Legendary Investments, LLC, a wholly-owned subsidiary of Legendary, LLC, which is controlled by Mr. and Mrs. Bos and such shares may be deemed to be beneficially owned by Mr. and Mrs. Bos.

Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein, if any, and this report shall not be deemed an admission that any such Reporting Person is the beneficial owner of, or has any pecuniary interests in, such securities.
Percent of class:
The information required by Item 4(b) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The calculations in this Schedule 13G are based on 16,795,642 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), of OneWater Marine Inc., a Delaware corporation (the "Issuer"), comprised of 14,826,496 shares of Class A common stock issued and outstanding as of November 26, 2024, plus an additional 1,145,044 newly issued shares of Class A common stock issued to the Reporting Persons on January 6, 2025, upon redemption of an equivalent number shares of Class B common stock, par value $0.01 per share of the Issuer, coupled with common units of One Water Marine Holdings, LLC, pursuant to and subject to certain restrictions under the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 12, 2022).
99.2 Power of Attorney - Teresa D. Bos
99.3 Power of Attorney - Peter H. Bos, Jr.
99.4 Power of Attorney - Legendary Investments, LLC and Legendary, LLC

## Signatures
- Bos Teresa D.: /s/ Tom Lynn, Tom Lynn, Attorney-in-fact (01/08/2025)
- Bos Peter H. Jr.: /s/ Tom Lynn, Tom Lynn, Attorney-in-fact (01/08/2025)
- Legendary Investments, LLC/FL: /s/ Tom Lynn, Tom Lynn, Attorney-in-fact (01/08/2025)
- Legendary, LLC: /s/ Tom Lynn, Tom Lynn, Attorney-in-fact (01/08/2025)